Exhibit 99.1
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
OVERSEAS REGULATORY ANNOUNCEMENT
FIRST QUARTERLY REPORT FOR 2011

In accordance with the requirement of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue the First Quarterly Report.
The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE
1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2	All Directors of the Company attended the meeting of the Board.

1.3	The first quarterly financial report of the Company has not been audited.

1.4	Mr. Xu Xiaoming, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of accounting department hereby declare that the authenticity and completeness of the financial report contained in this quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY
2.1	Principal accounting data and financial indicators

	Unit: ¥ Currency: RMB
			Increase/
			decrease compared
	At the end of this	At the end of	with the end
	reporting period	last year	of last year (%)
Total assets	30,958,334,889	30,604,499,884	1.16
Shareholders’ funds (not including minority interests)	24,586,825,904	24,168,017,177	1.73
Net assets per share attributable to shareholders of listed company (¥/share)	3.47	3.41	1.76

	From the beginning of the	Increase/decrease compared
	year to the end of the	with the same period of last
	reporting period	year (%)
Net cash flow from operating activities	747,098,162	(40.27)
Net cash flow from operating activities per share (¥/share)	0.11	(38.89)

		From the beginning	Increase/decrease
		of the year to the	compared with the
		end of the reporting	same period of last
	Reporting period	period	year (%)
Net profits attributable to shareholders of listed company	418,808,727	418,808,727	48.02
Basic earnings per share (¥/share)	0.059	0.059	47.50
Basic earnings per share after extraordinary gain or loss (¥/share)	0.059	0.059	47.50
Diluted earnings per share (¥/share)	0.059	0.059	47.50
Weighted average return rate on net assets (%)	1.72	1.72	0.51% increase
Weighted average return rate on net assets after extraordinary gain or loss (%)	1.71	1.71	0.49% increase

		From the beginning of the year
Extraordinary gain or loss items		to the end of the reporting period
(1)	Loss on disposal of non-current assets	31,669
(2)	Long-term liabilities that could not be paid	(31,500)
(3)	Income from government grants	(842,322)
(4)	Other non-operating income and expenses, net	(1,551,570)
(5)	Effect of income tax on extraordinary gain or loss	786,150
Total		(1,607,573)

2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period (Number)	434,860 (434,309 holders of A shares and 551 holders of H shares).
Top ten circulating shareholders holding shares without selling restrictions

	Number
	of circulating
	shares held
	without
	selling restrictions
	at the end of the	Class of
Name of shareholders (Full name)	reporting period	Shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,385,930,831	H shares
ICBC — Lion Value Growth Stock Fund	59,607,325	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
CSIC Finance Co., Ltd.	20,000,000	A shares
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	15,247,471	A shares
China Life Insurance Company Limited — Traditional — General Insurance — 008C — CT001 Shanghai	11,300,000	A shares
Industrial and Commercial Bank of China Limited — ChinaAMC CSI 300 Index Fund	10,700,000	A shares
AU SING KUNG	10,250,000	H shares
	7,734,100	A shares

Note:	1,385,930,831 H shares of the Company, which accounts for 96.83% of the total number of H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS
3.1	Significant changes of key accounting items and financial indicators and the reasons for the changes

☑ Applicable ☐ Not applicable

			Unit: ¥ Currency: RMB
Balance		31 March	31 December
sheet items	item	2011	2010	% change	Reason analysis

(1)	Prepayments	95,150,066	8,984,363	959.06	Increases in prepayments for rail procurement.

(2)	Interests payable	48,802,226	6,889,726	608.33	Increases in provided but unpaid bond interests payable.

Statement of		January to	January to
profit items	item	March 2011	March 2010	% change	Reason analysis

(1)	Assets impairment losses	(110,000)	(27,903)	294.22	Increases in provisions for bad debts on receivables.

(2)	Investment gains	406,700	1,240,626	(67.22)	Decreases in share of profits of an associate.

(3)	Non-operating income	3,275,562	1,121,924	191.96	Recovery of receivables with bad debts written-off.

(4)	Non-operating expenses	(881,839)	(2,116,555)	(58.34)	Decreases in losses on retirement of fixed assets.

(5)	Income tax expenses	(132,516,469)	(80,680,280)	64.25	Increases in gross profits and increase in applicable income tax rate from 22% to 24%.

(6)	Net profits attributable to shareholders of the parent	418,808,727	282,949,354	48.02	Increases in operating income, and the rate of which exceeded that of operating costs.

(7)	Minority share of profits and losses	(1,028,077)	(294,724)	248.83	Increases in losses of subsidiaries.

(8)	Basic earnings per share	0.059	0.040	47.50	Increases in net profits attributable to shareholders of the parent in line with increases in operating income.

Cash flow
statement		January to	January to
items	item	March 2011	March 2011	% change	Reason analysis

(1)	Net cash flow from operating activities	747,098,162	1,250,739,163	(40.27)	Transportation revenue settled through MOR not yet received and increases in prepayments for rail procurement.

(2)	Net cash flow from investment activities	373,607,754	(1,001,806,444)	Not applicable	Decreases in net cash outflow due to decreases in fixed bank deposits of over three months.
3.2	Progress and impact of significant events and analysis and explanations for the solutions

☐ Applicable ☑ Not applicable
3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

☑ Applicable ☐ Not applicable
(1)	The largest shareholder of the Company, Guangzhou Railway (Group) Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its member companies will not engage in either directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business relationship with the Company, Guangzhou Railway (Group) Company will minimise undergoing connected transaction with the Company, and in case of unavoidable connected transactions with the Company, Guangzhou Railway (Group) Company will undergo the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

(2)	The shareholder holding shares with selling restrictions of the Company, Account No. 2 of the National Council for Social Security Fund, has undertaken that: in respect of the obligations of Guangzhou Railway (Group) Company related to the transfer of 274,798,700 shares of the Company, the National Council for Social Security Fund has undertaken under the relevant requirements that subsequent to and on the basis of the legal and voluntary lock-up period, the lock-up period would be extended by another three years (that is, holding the shares till 22 December 2012).
During the reporting period, the above undertakings were regularly performed without the existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period last year

☐ Applicable ☑ Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 24 March 2011, the Company held the nineteenth meeting of the Fifth Session of the Board of Directors, at which the resolution in relation to proposed profit distribution of the Company for 2010 was reviewed and passed. The Company proposed payment of a cash dividend of RMB0.90 (including tax) for every ten shares to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2010, totaling RMB637,518,330. The proposal is subject to review and approval at the Annual General Meeting of 2010 of the Company.

3.6	Status of implementation of basic internal control requirements by the Company

Since 2006, the Company has started the establishment and assessment work in respect of the effectiveness of the internal control for financial reporting in accordance with the requirements of the Section 404 of the Sarbanes-Oxley Act of the United States. During the past few years, through the strenuous effort and dedication of the senior management, audit committee and all staff of the Company, the internal control environment of the Company has been enhanced and perfected, with an internal control system that encompasses decision-making, implementation and supervision, as well as separate control systems for incompatible positions and management regulation and procedures that accord with the Company’s operating features. All these combine to form a relatively complete internal control and assessment system in relation to financial reporting.

In April 2011, the Ministry of Finance, the CSRC, the Audit Office, the CBRC, the CIRC of the PRC have jointly promulgated the “Complementary Guidelines for Enterprise Internal Control” which required the implementation from 1 January 2011 by companies listed both in the PRC and overseas. The Board and senior management of the Company have attached high importance to this, and at present, the Company has devised the “2011 Proposal for Implementation of Internal Control Regulation” in accordance with the related requirements of the CSRC and the Shenzhen Securities Regulatory Bureau in order to ensure the implementation of the “Basic Standard for Enterprise Internal Control” and the related complementary guidelines within the Company’s internal control system.
Guangshen Railway Company Limited
Legal representative: Xu Xiaoming
14 April 2011

4.	APPENDIX
4.1 Combined and Company Balance Sheet
31 March 2011

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		The Company
		31 December		31 December
	31 March 2011	2010	31 March 2011	2010
Assets	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	3,788,264,156	3,267,558,240	3,763,948,314	3,239,679,679
Accounts receivable	642,141,494	592,819,076	638,285,110	588,280,725
Prepayments	95,150,066	8,984,363	94,857,636	8,979,047
Interests receivable	14,751,261	12,383,725	14,724,386	12,371,851
Dividends receivable	246,232	246,232	10,628,475	14,163,316
Other receivables	67,127,810	56,947,687	96,452,584	81,887,598
Inventories	248,169,495	255,079,240	241,911,933	249,097,778
Total current assets	4,855,850,514	4,194,018,563	4,860,808,438	4,194,459,994
Non-current assets:
Long term receivables	35,734,561	35,121,629	35,734,561	35,121,629
Long term option investments	174,893,813	174,487,113	253,449,928	253,043,228
Fixed assets	24,127,460,577	24,459,723,095	24,044,300,737	24,375,774,412
Consturction-in-progress	780,585,717	752,862,417	779,840,766	752,844,417
Project prepayments	24,241,980	21,649,980	24,241,980	21,649,980
Intangible assets	562,372,672	566,798,091	529,777,124	533,955,879
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long term fees to be amortized	4,866,536	5,963,624	4,836,627	5,844,780
Deferred income tax assets	111,073,913	112,620,766	109,843,864	111,390,717
Total non-current assets	26,102,484,375	26,410,481,321	26,063,280,193	26,370,879,648
Total assets	30,958,334,889	30,604,499,884	30,924,088,631	30,565,339,642

4.1 Combined and Company Balance Sheet (continued)
31 March 2011

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		the Company
		31 December		31 December
Liabilities and	31 March 2011	2010	31 March 2011	2010
Shareholders’ interest	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Current liabilities:
Accounts payable	1,510,602,054	1,652,449,844	1,501,849,983	1,644,263,814
Prepayments	48,035,275	68,085,385	46,747,598	67,416,680
Staff remuneration payable	344,957,543	355,310,437	336,603,493	345,765,302
Tax payable	350,906,642	343,537,582	345,881,299	338,314,374
Interests payable	48,802,226	6,889,726	48,802,226	6,889,726
Dividends payable	53,828	53,828	39,833	39,833
Other payables	446,732,869	388,510,620	507,299,764	441,214,191
Total current liabilities	2,750,090,437	2,814,837,422	2,787,224,196	2,843,903,920
Non-current liabilities:
Bonds payable	3,473,637,323	3,471,993,662	3,473,637,323	3,471,993,662
Other non-current liabilities	94,250,775	95,093,096	94,250,775	95,093,096
Total non-current liabilities	3,567,888,098	3,567,086,758	3,567,888,098	3,567,086,758
Total liabilities	6,317,978,535	6,381,924,180	6,355,112,294	6,410,990,678
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,087,957,053	2,087,957,053	2,087,957,053	2,087,957,053
Unappropriated profits	3,850,751,303	3,431,942,576	3,833,020,675	3,418,393,302
Total equity attributable to the parent’s shareholders	24,586,825,904	24,168,017,177	24,568,976,337	24,154,348,964
Minority interests	53,530,450	54,558,527	—	—
Total shareholders’s equity	24,640,356,354	24,222,575,704	24,568,976,337	24,154,348,964
Total liabilities and shareholders’ equity	30,958,334,889	30,604,499,884	30,924,088,631	30,565,339,642
Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

4.2 Combined and Company Statement of Profit
From January to March 2011

Prepared by: Guangshen Railway Company Limited			Audit type: Unaudited		Unit: ¥ Currency: RMB
			Combined		The Company
			January to March	January to March	January to March	January to March
Items			2011	2010	2011	2010
I.	Revenues from operation		3,411,055,120	3,023,644,609	3,328,147,845	2,975,642,501
	Less:	Operating cost	(2,529,509,867)	(2,340,617,066)	(2,471,907,023)	(2,312,763,168)
		Operating tax and additionals	(89,799,278)	(72,751,573)	(86,124,245)	(70,981,250)
		Management expenses	(208,936,011)	(210,798,719)	(191,228,388)	(198,407,572)
		Financial costs — net	(35,203,268)	(36,360,433)	(35,290,244)	(36,456,151)
		Assets impairment losses	(110,000)	(27,903)	(110,000)	(27,903)
	Add:	Gains from investments	406,700	1,240,626	406,700	1,240,626
	Include:	Gains from investments in associates	406,700	1,240,626	406,700	1,240,626
II.	Profits from operation		547,903,396	364,329,541	543,894,645	358,247,083
	Add:	Non-operating income	3,275,562	1,121,924	3,258,669	1,100,555
	Less:	Non-operating expenses	(881,839)	(2,116,555)	(881,648)	(2,114,487)
	Include:	Losses from disposal of non-current assets	(32,173)	(86,921)	(32,173)	(86,921)
III.	Gross profit		550,297,119	363,334,910	546,271,666	357,233,151
	Less:	Income tax expenses	(132,516,469)	(80,680,280)	(131,644,293)	(79,537,547)
IV.	Net profit		417,780,650	282,654,630	414,627,373	277,695,604
	Net profits attributable to shareholders of the parent		418,808,727	282,949,354	—	—
	Profits and losses of minority shareholders		(1,028,077)	(294,724)	—	—
V.	Earnings per share
	(1)	Basic earnings per share	0.059	0.040	—	—
	(2)	Diluted earnings per share	0.059	0.040	—	—
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		417,780,650	282,654,630	414,627,373	277,695,604
	Total comprehensive income attributable to shareholders of the parent		418,808,727	282,949,354	—	—
	Total comprehensive income attributable to minority shareholders		(1,028,077)	(294,724)	—	—
Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement
From January to March 2011

Prepared by: Guangshen Railway Company Limited		Audit type: Unaudited		Unit: ¥ Currency: RMB
		Combined		The Company
		January to	January to	January to	January to
Items		March 2011	March 2010	March 2011	March 2010
I.	Cash flow from operating activities
	Cash received from sales of goods or rendering of services	2,648,117,362	2,979,081,053	2,564,528,120	2,930,255,806
	Cash received relating to other operating activities	23,240,848	74,873,768	29,110,484	74,140,245
	Sub-total of cash inflows from operating activities	2,671,358,210	3,053,954,821	2,593,638,604	3,004,396,051
	Cash paid for goods purchased and services accepted	(967,765,255)	(886,328,699)	(918,513,164)	(867,604,559)
	Cash paid to and on behalf of employees	(713,586,620)	(698,343,681)	(691,719,986)	(685,929,637)
	Tax paid	(213,915,803)	(193,370,356)	(208,957,736)	(188,425,254)
	Cash paid relating to other operating activities	(28,992,370)	(25,172,922)	(28,529,379)	(21,127,402)
	Sub-total of cash outflows from operating activities	(1,924,260,048)	(1,803,215,658)	(1,847,720,265)	(1,763,086,852)
	Net cash flows from operating activities	747,098,162	1,250,739,163	745,918,339	1,241,309,199
II.	Cash flows from investing activities
	Cash received from investments gains	—	—	3,534,841	4,796,324
	Net cash received from disposal of fixed assets, intangible assets and other long term assets	504	20,524	504	3,684
	Other cash received relating to investment activities	600,000,000	500,000,000	600,000,000	500,000,000
	Sub-total of cash inflows from investing activities	600,000,504	500,020,524	603,535,345	504,800,008
	Cash paid to acquire or construct fixed assets, intangible assets and other long term assets	(226,392,750)	(251,826,968)	(225,185,049)	(251,158,218)
	Cash paid relating to other investment activities	—	(1,250,000,000)	—	(1,250,000,000)
	Sub-total of cash outflows from investing activities	(226,392,750)	(1,501,826,968)	(225,185,049)	(1,501,158,218)
	Net cash flow from investing activities	373,607,754	(1,001,806,444)	378,350,296	(996,358,210)

Prepared by: Guangshen Railway Company Limited		Audit type: Unaudited		Unit: ¥ Currency: RMB
		Combined		The Company
		January to	January to	January to	January to
Items		March 2011	March 2010	March 2011	March 2010
III.	Cash flow from financing activities
	Cash paid for distribution of dividends or profits or repayment of interests	—	(160)	—	(160)
	Sub-total of cash outflows from financing activities	—	(160)	—	(160)
	Net cash flow from financing activities	—	(160)	—	(160)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V.	Net increase in cash and cash equivalents	1,120,705,916	248,932,559	1,124,268,635	244,950,829
	Add: Balance of cash and cash equivalents at the beginning of the period	2,659,058,240	1,115,650,944	2,639,679,679	1,102,619,116
VI.	Balance of cash and cash equivalents at the end of the period	3,779,764,156	1,364,583,503	3,763,948,314	1,347,569,945
Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng
4.4	Audit Report

☐ Applicable ☑ Not applicable